LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

(202) 274-2010	bazoff@luselaw.com

November 24, 2014

Michael Clampitt, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:     First Guaranty Bancshares, Inc.

           Registration No. 333-199602

           Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of First Guaranty Bancshares, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated November 17, 2014, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

Registration Statement on Form S-1 filed October 24, 2014

General

1.	Please tell us whether the Bank sold shares of its common stock in any “public offering” prior to December 8, 2011. If it did, please provide your analysis as to why you believe that the Company qualifies as an emerging growth company.

Response: Prior to the share exchange in 2007, First Guaranty Bank did not register its common stock with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”). A bank security is an exempt security pursuant to Section 3(a)(2) of the Securities Act. In addition, the Company has never previously sold any securities through an effective registration statement pursuant to the Securities Act since its formation in 2007. The Company also had total annual gross revenues of less than $1 billion during its most recently completed fiscal year. Accordingly, the Company believes it qualifies as an emerging growth company. The Company had previously discussed its emerging growth company status with the Staff.

Michael Clampitt, Senior Counsel

November 24, 2014

Summary

Our History and Growth, page 1

2.	Revise the first two bullets to also include the growth rates for the most recently completed year (2013) and the subsequent interim period.

Response: The Company has revised the disclosure on page 2 and pages 87-88 of the Amended S-1 as requested.

Our Strategy, page 6

3.	We note the Company’s intention to emphasize USDA lending in the future. Please include a risk factor discussing the specific risks associated with such lending.

Response: The Company has added the risk factor on page 17 of the Amended S-1 as requested.

The Offering, page 10

4.	Please include information pertaining to the selling shareholders, such as their current percentage ownership, the number of shares they intend to sell in the offering, and their percentage ownership after the offering. Alternatively, provide a cross-reference to the security ownership table that appears on page 121.

Response: Cross-references to the security ownership table have been added on page 10 of the Amended S-1.

5.	Please revise to clarify if there is any current intention to repay the Preferred.

Response: The Company has revised its disclosure on pages 10, 32 and 36 of the Amended S-1 to clarify that it intends to repay all or a portion of the Preferred by December 31, 2015.

Security Ownership of Certain Beneficial Owners . . ., page 121

6.	Please confirm that the table includes all selling shareholders.

Response: The Company confirms that the table includes all selling shareholders known to the Company at this time. If another shareholder becomes a selling shareholder, he or she will be added to the table.

Michael Clampitt, Senior Counsel

November 24, 2014

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies, page F-38

Credit Quality, page F-40

7.	We note your disclosure in the Troubled Debt Restructuring (TDR) activity table on page F-60 and on page 58 stating there was an $11.6 million decrease in your accruing TDRs in 2013 since they returned to their “original market terms.” Please address the following:

•	Tell us if these loans were restructured to market terms in 2013 or in a prior period with reclassification occurring in 2013;

Response: The Company removed two commercial real estate secured loans from TDR status in 2013. The Company has designated them as Loan 1 and Loan 2 for reference. Loan 1 had a principal balance of $5.7 million and Loan 2 had a principal balance of $5.9 million at the time of removal from TDR status.

Loan 1 was refinanced into a new credit relationship that included additional collateral and additional cash flow, and was converted to market interest rates and a 25 year amortization with a 4 year balloon payment at maturity. The Company considered this to be a new credit and so ASC 310-40-50-2 was not applicable to the credit.

Loan 2 was restructured to market terms in 2012 at market interest rates and with a 30 year amortization and a 5 year balloon payment at maturity. The Company removed Loan 2 from TDR status in 2013 following 12 months of sustained satisfactory performance. The Company also evaluated Loan 2 for impairment prior to removal from TDR status and it was determined to not be impaired. Pursuant to the guidance in ASC 310-40-50-2, the loan was not included in the disclosures required by paragraphs 310-10-50-15(a) and 310-10-50-15(c) in the years after the restructuring.

•	Tell us and expand your accounting policy disclosure in future filings to state how troubled debt restructurings that are restructured at market interest rates and had sustained performance may then be reclassified as non-troubled debt restructurings pursuant to ASC 310-40-50-2. In this regard, state how the company would determine that the troubled debt restructurings were modified at market rates and how the company’s policy considers the requirements of ASC 310-10-35 regarding measurement of subsequent impairment.

Michael Clampitt, Senior Counsel

November 24, 2014

Response: The Company’s policy is to evaluate TDRs that have subsequently been restructured and returned to market terms after 12 months of performance. The evaluation includes a review of the loan file and analysis of the credit to assess the loan terms, including interest rate to insure such terms are consistent with market terms. The loan terms are compared to a sampling of loans with similar terms and risk characteristics, including loans originated by the Company and loans lost to a competitor. The sample provides a guide to determine market terms pursuant to ASC 310-40-50-2. The loan is also evaluated at that time for impairment. A loan determined to be restructured to market terms and not considered impaired will be removed from TDR status. A loan determined to either be restructured to below market terms or to be impaired will remain a TDR. The final report and supporting information are placed in the loan file.

Pursuant to ASC 310-10-35, the Company’s policy requires an evaluation for impairment of loans greater than $250,000, loans which are in classified status and loans that have been restructured when a borrower is experiencing financial difficulties. The policy will be revised to include prior TDRs that were subsequently restructured to market terms and are no longer reported as TDRs to be evaluated individually for impairment quarterly.

In accordance with ASC 310-10-35, when the loan is restructured, the impairment evaluation is changed to consider the revised amount and timing of cash flows.

In future filings, the Company will revise its accounting policy to include this information and will also include additional information on the Company’s policy of identifying troubled debt restructurings.

8.	We also note disclosure on page F-41 that restructured individual consumer and residential loans are separately identified for impairment disclosures. Please tell us whether you measure credit impairment on all TDRs, not just those currently classified as TDRs, using the guidance in ASC 310-10. If you do measure impairment on all TDRs using this guidance, please revise future filings to more clearly describe your TDR policies. If you do not, please tell us why and tell us the impact on your financial statements at December 31, 2013 and September 30, 2014 if you measured credit impairment for these loans using this guidance.

Response: The Company currently classifies all loans currently considered TDRs as impaired loans and they are evaluated individually for impairment. When a loan is no longer classified as a TDR and is considered a performing loan, it is not included as an impaired loan but rather is evaluated for impairment collectively.

The approximate amount of calculated reserve attributable to the two credits discussed above was $62,000 at December 31, 2013 and $83,000 at September 30, 2014. If the loans had been evaluated individually for impairment, zero reserve would have been

Michael Clampitt, Senior Counsel

November 24, 2014

allocated. Management considers this reduction in the calculated reserve to not be large enough to have changed the amount of the actual recorded reserve of $10.4 million at December 31, 2013 and $8.6 million at September 30, 2014, and therefore does not have an income statement or balance sheet impact. Since the financial statement impact is zero, a SAB 99 analysis is not applicable.

The Company will amend its policy to include quarterly evaluations for impairment pursuant to ASC 310-10-50-11B for loans that were previously considered TDRs.

Note 6 – Allowance for Loan Losses, page F-54

9.	As a related matter, please tell us if the allowance for loan loss and recorded investment for all TDRs, not just those currently classified as TDRs, is included in the “Loans Individually Evaluated for Impairment” line item in the ASC 310-10-50-11B(g) and (h) disclosures on pages F-55 and F-19. If so, please revise future filings to include a footnote explaining that. If not, please tell us how you determined the disclosure complies with the referenced guidance.

Response: The Company currently does not include loans no longer classified as TDRs in the “Loans Individually Evaluated for Impairment” disclosure. In future filings, the Company will include former TDR loans in the “Loans Individually Evaluated for Impairment” disclosure, and will include a footnote disclosing that fact.

* * * * *

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Jeffrey Cardone at (202) 274-2033.

Very truly yours,

/s/ Benjamin Azoff

Benjamin Azoff

cc:	Josh Samples, Esq.

Babette Cooper, CPA

Amit Pande, CPA

Alton B. Lewis, President and Chief Executive Officer

Jeffrey Cardone, Esq.